Exhibit 99.2
November 6, 2024 3Q24 Earnings Release

DISCLAIMER This document may contain forward-looking statements. These statements are based on estimates and information that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors, general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake, and expressly waives, any obligation to update any of these forward-looking statements, which speak only as of the date they were made.

3Q24

HIGHLIGHTS



PEOPLE'S SAFETY

Continuous reduction in the **frequency rate**[1] of injuries or accidents



0.60
0.58
1H24
3Q24



STEEL SHIPMENTS

2.8 Mt

QoQ and YoY **growth**, amidst steel **oversupply** and a challenging **macroenvironment**



ADJUSTED EBITDA

R$3.0 b

Result of **the asset optimization** and operational **efficiency gains.**



Steelie Awards

Gerdau won the main global award for the steel industry in the **"Excellence in sustainability"** category.

GERDAU
Shape the future

[1] Number of Accidents per Million Hours Worked per Gerdau Employee

3

4 STEEL IMPORTS AND THE LOW EFFECTIVENESS OF THE CURRENT TRADE DEFENSE MECHANISM (QUOTA-TARIFF) APPARENT STEEL CONSUMPTION BREAKDOWN STEEL PRODUCT IMPORTS —QUOTA-TARIFF SYSTEM3 Source: Brazil Steel Institute | Foreign Trade Secretariat (SECEX). 1 Historical monthly average (2016 to 2023) 2 Jan-Sept 2024 vs Jan-Sept 2023. 3 Considers the Mercosur Common Nomenclatures (NCM) of products produced and sold by the Company (72139190, 72083700, 72083890, 72083910, and 72083990). Domestic shipments Imports Penetration rate ◼ In Sept/24, the penetration rate reached 20.3% ◼ Average monthly imports of ~400 kt, (~77% above the historical average)1 ◼ Growth in apparent consumption (9M24 vs 9M23)2 : +8% ◼ Growth in imports (9M24 vs 9M23)2 : +13% ◼ Growth in domestic shipments (9M24 vs 9M23)2 : +7% Flat steel (kt) 62.9 250.2 116.2 451.1 450.7 10.6 250.2 106.0 229.8 130.2 2020 2021 2022 2023 9M2024 Long steel (kt) 13.7 22.2 64.4 49.2 58.5 38.8 40.8 70.2 93.0 13.9 3.6 19.2 17.3 15.0 11.0 7.2 23.4 19.6 jan/24 feb/24 mar/24 apr/24 may/24 jun/24 jul/24 aug/24 sep/24 Start of the quota-tariff system 2023 full-year volume was imported in 9M24 2016 2017 2018 2019 2020 2021 2022 2023 9M2024 8.8% 11.5% 10.5% 10.3% 9.1% 15.3% 13.3% 18.3% 18.5%

3Q24

FINANCIAL HIGHLIGHTS

ADJ. NET INCOME:
R$1,432 M
Growth vs. 2Q24: **52%**

EPS:
R$0.64
Growth vs. 2Q24 **56%**

FREE CASH FLOW:
R$3.0 b
Benefited by the **release of the judicial deposit**, higher **EBITDA**, and **working capital release.**

LEVERAGE:
0.32x
Lowest level in the **last 12 months**, benefiting from the strong cash position.

RATINGS:
Moody's and S&P Ratings
Rating upgrade with a stable outlook

CAPEX:
R$3.8 b
In **9M24, ~63%** of the total **Capex** planned for the year **already invested.**

DIVIDENDS to be paid as of December 16, 2024

GERDAU S.A.:	**R$619.4 M**	**R$0.30/share**
METALÚRGICA:	**R$131.9 M**	**R$0.13/share**

SHARE BUYBACK :	Gerdau	Metalúrgica
% Executed	57%	56%
R$ invested	~R$729 M	~R$194 M
% Market Cap	2%	2%

SHARE CANCELLATION:

29.6 M GGBR shares (or 77% of the repurchased shares)

18.4 M GOAU shares (or 100% of the repurchased shares)

GERDAU
Shape the future

5

COMMITMENT WITH COST DISCIPLINE AND CONTINUOUS PURSUIT OF INCREASED EFFICIENCY

GERDAU
Shape the future

Brazil BD:
~R$1.0 billion/year

+

Other BDs:
~R$0.5 billion/year



-150
-190
-210
-450
-1,000
CONTROLLABLE
COSTS AND EXPENSES
(R$ million)
2023 Costs & Expenses
1H24 Gains
2H24(e) Gains
(1H + 2H) Annualized Gains
2025(e)[1] Costs & Expenses

- Units idling;
- Volume migration to other units;

- Projects to improve efficiency;
- Maintenance costs and specific materials optimization;
- Higher operational leverage in production units.

(+13 p.p. and +8 p.p. in melt shop and rolling mill capacity utilization vs 2024).

2024 Initiatives

- **North America BD**
  - Initiatives to control and optimize personnel, maintenance and third-party hiring;
  - Whitby collective agreement concluded.
- **Special Steel BD**
  - Brazil:
    - Initiatives to control and optimize personnel;
    - Gains consolidation & annualization.
  - U.S.:
    - Monroe collective agreement concluded;
    - Rolling mill productivity improvement.

OPTIMIZATION AND INCREASED UTILIZATION OF OUR ASSETS, **BOOSTING PERFORMANCE** AND **PROFITABILITY**

1 It does not consider possible impacts of volume, inflation, exchange variation, and fluctuations in raw material prices and consumption.

6

OUTLOOK 7 NORTH AMERICA BRAZIL 4Q24: Pressured margins 4Q24: Margins maintenance Discipline in capital allocation through strategic capex and share buyback program ▪ Typical seasonality of the period (shipments and scrap costs) and scheduled maintenance shutdowns; ▪ Steel demand and prices reflect the slowdown in economic activity (presidential elections); ▪ Higher steel imports; ▪ Consolidation of initiatives for competitiveness and cost gains; 2025: Positive outlook for non-residential construction demand and government fiscal packages. ▪ Typical seasonality of the period (shipments) and scheduled maintenance shutdowns; ▪ Preparation for the start-up of hot rolled coil production in Ouro Branco; ▪ Increased relevance of exports, maximizing capacity utilization; ▪ Consolidation of initiatives for competitiveness and cost gains; 2025: Positive outlook for civil construction and automotive industry demand, and the impact of trade defense measures on steel imports..

Q&A To ask questions, type your name and institution on the #Q&A# icon; then wait for your name to be announced to ask your question. At that time, a request to turn on your microphone will appear on your screen. You can also enable your camera.

Appendices

10 WORKPLACE SAFETY Continuous focus on people’s safety Accident Frequency Rate of 0.58 in 3Q24 Number of Accidents per Million Hours Worked per Gerdau Employee 1.10 0.99 1.16 1.28 1.10 1.08 0.87 0.83 0.76 0.70 0.60 0.58 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 1H24 3Q24 //

BRAZIL BD

UTILIZATION RATE | Rolled steel **70%** | Crude steel **83%**

GERDAU
Shape the future

QUARTERLY OVERVIEW

- The imported steel penetration rate reached 20.3% in September and continues to be the industry's main problem;
- The domestic market grew, driven by increased demand for long steel, especially from the civil construction sector;
- Exports also increased, benefiting from the appreciation of the U.S. dollar against the Brazilian real, improving production capacity utilization and diluting fixed costs;
- The development of initiatives to increase operational leverage and efficiency, coupled with optimized raw material consumption, led to the lowest COGS/t since 4Q21.



Shipments
(1,000 tonnes)
+8.9%
1,260
1,185
1,290
3Q23
2Q24
3Q24



Net Sales
(R$ million)
+9.7%
6,635
6,142
6,738
3Q23
2Q24
2Q24



EBITDA
(R$ million)
EBITDA Margin
+113.5%
868
534
1,140
13,1%
8,7%
16,9%
3Q23
2Q24
3Q24

Real Estate Inventory in São Paulo City - 7.0[1] months

Real Estate Launches +24.5%[2]

Manufacturing Industry +3.1%[3]

Infrastructure Investments (Public + Private) +11.2%[4]

[1] Secovi SP in Aug/24 (supply in the city in the month/total sales in the last 12 months/12); [2] Growth forecast for the end of 2024 – Tendências – Abrainc-Fipe, Sept/24; [3] Growth forecast for the end of 2024 – Tendências – PIM-IBGE, Aug/24; [4] Growth forecast for the end of 2024 – Tendências – ABDIB, Aug/24.

11

NORTH AMERICA BD

QUARTERLY OVERVIEW

- Demand from non-residential construction remains resilient;
- Shipment volume was affected by steel imports, client inventory levels, and increased volatility caused by the U.S. presidential election;
- Scheduled maintenance shutdowns reduced working capital due to a decline in production levels in the quarter and higher inventory consumption;
- The average price in U.S. dollars fell due to lower demand, a higher share of rebars in the product mix, and pressure from imports;
- Dales Recycling was acquired to expand the procurement of ferrous scrap at a competitive cost through in-house channels.

UTILIZATION RATE | **Rolled steel 76%** | **Crude steel 72%**

Shipments (1,000 tonnes)



-1.1%
943
987
976
3Q23
2Q24
3Q24

Net Sales (R$ million)



+1.1%
6,632
6,587
6,657
3Q23
2Q24
3Q24

EBITDA (R$ million) **EBITDA Margin**



-17.4%
1,555
1,399
1,156
24.6%
21.2%
17.4%
3Q23
2Q24
3Q24

Employment in the industry (U.S.):[1] +1.5% Δ y/y

ABI:[3] 45.7

PMI:[2] 47.2

DMI:[4] +5.0% Δ q/q

Reference month: September 2024 [1] U.S. Bureau of Labor Statistics. [2] Institute for Supply Management's Manufacturing index. [3] Architecture Billings Index. [4] Dodge Construction Network.

12

SPECIAL STEEL BD

UTILIZATION RATE

Rolled steel 61% | **Crude steel 72%**

GERDAU
Shape the future

QUARTERLY OVERVIEW

BRAZIL

- Higher shipment volume, boosted by growth in truck and light vehicle production, recording the best quarter in five years;
- Lower cost of goods sold, reflecting initiatives to improve performance.

UNITED STATES

- Shipment volume impacted by lower demand from the auto industry, due to lower purchasing power and higher interest rates;
- Higher cost of goods sold due to maintenance shutdowns and lower dilution of fixed costs.



Shipments
(1,000 tonnes)
+1.3%
345
376
381
3Q23
2Q24
3Q24
Net Sales
(R$ million)
+2.3%
2,771
2,853
2,919
3Q23
2Q24
3Q24
EBITDA
(R$ million)
EBITDA Margin
-0.4%
475
541
539
17.2%
19.0%
18.4%
3Q23
2Q24
3Q24

Light Vehicle Production in 3Q24: +17.5% Δ y/y[1]

Heavy Vehicle Production in 3Q24: +47.2% Δ y/y[1]

Light Vehicle Production in 3Q24: -5.1% Δ y/y[2]

Class 8 Vehicle Production in 3Q24: +2.5% Δ y/y[2]

[1] ANFAVEA – At the end of 3Q24; [2] S&P Global Mobility.

13

SOUTH AMERICA BD

UTILIZATION RATE

Rolled steel **66%** | Crude steel **52%**

QUARTERLY OVERVIEW

ARGENTINA

- Economic measures with a slower effect on the recovery of the industrial and civil construction sectors.

PERU

- Result driven by progress in the execution of public construction projects in the country.

URUGUAY

- Stable demand due to public and private construction projects. Prices pressured by higher steel imports.



Shipments
(1,000 tonnes)
290
249
+5.6%
263
3Q23
2Q24
3Q24
Net Sales
(R$ million)
1,566
1,405
+3.3%
1,452
3Q23
2Q24
3Q24
EBITDA
(R$ million)
EBITDA Margin
502
227
+1.3%
230
29.9%
24.0%
16.2%
3Q23
2Q24
3Q24

Apparent Consumption of Long Steel: (Argentina)
251 kt
(+49.4% Δ q/q)[1]

Business Confidence Index: (Peru)
51.6
(+4.0-point Δ q/q)[2]

Apparent Consumption of Long Steel: (Uruguay)
31 kt
(+6.9% Δ q/q)[1]

[1] Cámara Argentina del Acero – Sept 24; [2] Banco Central de Reserva Del Perú – Sept 24; [3] Transaction.

14

15 3Q24 HIGHLIGHTS 1 Includes iron ore sales. ² Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period. FOCUS ON COMPETITIVENESS THROUGH OPTIMIZATION OF ASSETS IN BRAZIL -171 North America Brazil Special Steel South America Eliminations ADJUSTED EBITDA(R$ million) and ADJUSTED EBITDA MARGIN² +4.6% NET SALES¹ (R$ million) 227 230 541 606 539 534 1,140 1,399 1,156 -78 EBITDA 2Q24 -243 North Am. Brazil -2 Special 3 South Am. -49 EBITDA 3Q24 2,624 15.8% 3,016 17.4% +14.9% 1,405 1,452 2,853 2,919 6,142 6,738 6,587 6,657 -371 -388 Net Sales 2Q24 70 North Am. 596 Brazil 66 Special 47 South Am. Net Sales 3Q24 16,616 17,378

16 ¹ It does not take into account possible impacts of volume, inflation, exchange variation, and fluctuations in raw material prices. ¹ Considers FX variation on inventories, clients, and suppliers. ² Includes the cash effect of income tax on the Company’s several subsidiaries, including the portion accrued in previous periods and due in the current period. ³ Includes the addition of R$1,807 million in CAPEX investments in 3Q24, adjusted for the non-cash effect of accounts payable to property, plant, and equipment suppliers in the amount of R$149 million, related to acquisitions to be paid in future periods. CASH FLOW (R$ billion) NET CASH VARIATION (R$ billion) 3Q24 Adjusted EBITDA +349 Working Capital¹ -61 Income Tax² -1,658 CAPEX³ -110 Interest -162 JVs Proportional EBITDA -153 Intangibles & Leasing +1,753 Other 3Q24 Free Cash Flow 3,016 2,974 6.639 8.832 Initial Cash +2,974 3Q24 FCF -99 Net Debt Var. -602 Return to Shareholders -36 M&A -44 Exchange rate variation and other variations Final Cash CASH FLOW & NET CASH VARIATION

17 LIQUIDITY & INDEBTEDNESS CASH, DEBT, AND LEVERAGE (R$ billion) LIQUIDITY POSITION AND DEBT AMORTIZATION1 (R$ billion) FINANCIAL POLICY RATING AVERAGE COST 7.2 YEARS BRL: 106.7% OF CDI P.A. USD: 5.5% P.A. AVERAGE TERM GROSS DEBT < R$12 BILLION AVERAGE TERM > 6 YEARS NET DEBT/EBITDA ≤ 1.5X BBB STABLE BBB STABLE Baa2 STABLE 0.34x 0.40x 0.40x 0.53x 0.32x 8.8 4.8 Liquidity 0.8 2024 1.0 2025 0.8 2026 2.3 2027 2028 1.5 2029 2.7 2030 3.0 2031 and after 13.6 Cash & Equiv. RCF ² Bonds Debentures Bank Loans 0.2 3Q23 4Q23 1Q24 2Q24 3Q24 8.8 5.5 6.0 5.5 5.3 5.1 5.9 5.9 6.6 3.7 Net Debt Cash 11.5 10.9 11.0 12.5 12.5 Gross Debt Net debt/ Adjusted EBITDA 1 With no deferred expenses ² Global Revolving Credit Facility

PAYOUT ABOVE THE MINIMUM MANDATORY DIVIDEND PAYMENT 18 SHAREHOLDER RETURNS ¹ Shareholder payments / Parent Company’s net income after booking the reserves set forth in the Bylaws. 2 By class of share, with reference date: June 30, 2024. DIVIDENDS SHARE BUYBACK PROGRAM 3Q24 DIVIDEND DISTRIBUTION AMOUNT PER SHARE GERDAU S.A. AMOUNT PER SHARE METALÚRGICA GERDAU S.A. GGBR GOAU ◼ Program total: up to 69.8 million shares. ◼ Invested by Oct/2024: R$729.4 M GGBR4/GGBR3/GGB (2% of Market Cap) ◼ Program total: up to 33 million shares. ◼ Invested by Oct/2024: R$193.5 M GOAU4 (2% of Market Cap) R$619.4 M R$0.30 R$131.9 M R$0.13 34.3% 37.3% 69.1% 41.2% 54.8% Payout¹ 56,8% 43,2% Repurchased² To be repurchased GGBR 55,6% 44,4% GOAU 715 5,355 6,083 2,641 1,461 1,073 729 2020 2021 2022 2023 YTD3Q242 7,156 2,190 Dividends distributed (R$ million) Buyback (R$ million) 1. Shareholder payments / Parent Company’s net income after booking the reserves set forth in the Bylaws. 2. Considers the buyback program until Oct/2024. 18

INVESTMENTS IN BUSINESS GROWTH AND COMPETITIVENESS STRATEGIC CAPEX — 3Q24 To invest in Already invested (R$ million, cumulative) ¹ After the investment matures. Capacity addition1 (In thousand tons/year) 3Q24 STRATEGIC CAPEX: ~R$705 million NORTH AMERICA SPECIAL STEEL BRAZIL TOTAL Midlothian Capacity Downstream New Scrap Processing Itabiritos Project (Mining) HRC Expansion + Utilities Rolling Mill Expansion Forestry Base Competitiveness Total 1.500 400 3.200 1.550 450 350 9.200 1.750 5.120 4.080 500 250 250 19

inform@gerdau.com | ri.gerdau.com Follow Gerdau on social media. Earnings Release — 4Q24 February 19, 2025 Videoconference February 20, 2025